Form 20-F/A
period 2012-12-31
Fleetmatics Group plc
filed 2013-07-22
CIK 1526160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☒    No  ☐

EXPLANATORY NOTE

This amendment No. 1 (this “Amendment No. 1”) to Fleetmatics Group PLC’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) hereby amends Item 15. The 2012 Form 20-F was originally filed with the Securities and Exchange Commission on March 29, 2013 (the “Original Report”). This Amendment No. 1 is prepared for the purpose of providing additional clarifying information and certain updates to the Original Report in response to the comments from the Staff of the U.S. Securities and Exchange Commission in connection with its review of the Original Report. This Amendment No. 1 is not intended to update other information disclosed in the Original Report.

This Amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

Page No.
Part II
Item 15. Controls and Procedures	1

Part III
Item 19. Exhibits	3

PART II

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2012 that our disclosure controls and procedures were not effective at the reasonable assurance level due to material weaknesses in our internal control over financial reporting, which are described below.

Notwithstanding the material weaknesses, however, our management has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with generally accepted accounting principles in the U.S. for each of the periods presented herein.

Management’s Report on Internal Control Over Financial Reporting

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

Changes in Internal Control over Financial Reporting

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

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Incorporated by Reference From Form	Incorporated by Reference From Exhibit Number	Date Filed

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.			Filed herewith.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.			Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

FLEETMATICS GROUP PLC

Date: July 22, 2013	By:	/s/ Stephen Lifshatz
	Name:	Stephen Lifshatz
	Title:	Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)